UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2007
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7888

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EX-99.1 STATEMENT OF PROSPECTS OF THE COMPANY DATED JANUARY 25, 2007
EX-99.2 LETTER FROM PRICEWATERHOUSECOOPERS SINGAPORE DATED MARCH 28, 2007 RE STATEMENT OF PROSPECTS
EX-99.3 LETTER FROM MORGAN STANLEY DEAN WITTER ASIA (SINGAPORE) PTE DATED MARCH 30, 2007 RE STATEMENT OF PROSPECTS

Other Events
On January 25, 2007, the Company issued an earnings release announcing its fourth quarter 2006 results. In that earnings release, the Company provided net income and net income per ADS guidance with respect to the first quarter of 2007. On March 12, 2007, the Company filed its Form 20-F. In that Form 20-F, the Company stated that it may not be able to achieve the net income and net income per ADS guidance provided in the earnings release. A copy of the Statement of Prospects relating to these matters is set forth as Exhibit 99.1. Letters from PricewaterhouseCoopers Singapore and Morgan Stanley Dean Witter Asia (Singapore) Pte relating to the Statement of Prospects are attached as Exhibits 99.2 and 99.3, respectively.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Form 6-K filing) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Form 6-K filing are fair and accurate and that no material facts have been omitted from this Form 6-K filing, and they jointly and severally accept responsibility accordingly.
Exhibits

Exhibit
No.	Description
99.1	Statement of Prospects of the Company dated January 25, 2007

99.2	Letter from PricewaterhouseCoopers Singapore dated March 28, 2007 re Statement of Prospects

99.3	Letter from Morgan Stanley Dean Witter Asia (Singapore) Pte dated March 30, 2007 re Statement of Prospects

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2007	STATS ChipPAC Ltd.
	By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

	By:	/s/ Michael G. Potter
Michael G. Potter
Senior Vice President and Chief Financial Officer